[redacted]

12010553

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
310
WASH. D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEDGE ALTERNATIVES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 W 27th Street, 10th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Trefz (212) 730-9052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Michael C. Trefz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedge Alternatives LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR
Title

Notary Public

Sebastian Moreno-Lemon
Notary Public, State of New York
No. 01MO6245511
Qualified in New York County
Commission Expires July 25th. 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE ALTERNATIVES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

WEDGE ALTERNATIVES LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Wedge Alternatives LLC

We have audited the accompanying statement of financial condition of **Wedge Alternatives LLC** (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wedge Alternatives LLC** as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2012

WEDGE ALTERNATIVES LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2011
ASSETS	
Cash	$ 75,229
Receivable from affiliate	87,194
Income tax refund receivable	27,087
Prepaid expenses	2,444
Total assets	$ 191,954
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 22,085
Deferred income taxes payable	27,794
Total liabilities	49,879
Member's equity	142,075
Total liabilities and member's equity	$ 191,954

See accompanying notes to financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2011
Revenues	
Service fees	$ 229,085
Expenses	
Employee compensation and benefits	120,698
Professional fees	29,546
Rent	20,694
Consulting fees	16,860
Travel and entertainment	8,778
Telephone	3,838
Regulatory fees	2,065
Office and other expenses	6,896
Total expenses	209,375
Net income before income taxes	19,710
Provision for income taxes	9,943
Net income	$ 9,767

See accompanying notes to financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2011
Balance, January 1, 2011	$ 277,972
Distributions	(145,664)
Net income	9,767
Balance, December 31, 2011	$ 142,075

See accompanying notes to financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2011
Cash flows from operating activities	
Net income	$ 9,767
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	9,568
Changes in assets and liabilities:	
Receivable from affiliate	(26,090)
Income tax refund receivable	(10,650)
Prepaid expenses	2,476
Lease deposit	4,000
Accounts payable and accrued expenses	5,403
Net cash used in operating activities	(5,526)
Cash flows used in financing activities	
Distributions	(145,664)
Net change in cash	(151,190)
Cash, beginning of year	226,419
Cash, end of year	$ 75,229

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Wedge Alternatives LLC (the "Company") is a Delaware limited liability company formed on February 22, 2006 and is wholly owned by Wedge Alternatives (USA) Inc. (the "Parent"). Effective March 12, 2007, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company's broker dealer activity consists of providing private placements of securities. The Company also provides certain administrative services for Wedge Alternatives, Inc. pursuant to an administration services agreement (the "Administration Services Agreement"). Wedge Alternatives, Inc. (a British Virgin Islands Corporation) is the sole shareholder of the Parent.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Fees

Service fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. Income (loss) of the Company is reported on the Parent's tax returns.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The differences are primarily due to carry over of net operating losses from the prior year and the use of the cash method of accounting for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

2. Income Taxes

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for federal, state and local income tax purposes. The Company records its share of federal, state and local income taxes resulting from its operations. The provision for income taxes consists of the following:

Federal	
Current	$ -
Deferred	6,123
	$ 6,123
State and local	
Current	$ 375
Deferred	3,445
	3,820
Total	$ 9,943

3. Related Party Transactions

Pursuant to an Administration Services Agreement with Wedge Alternatives Inc., the Company provides support and administrative services and is reimbursed at a rate of 110% of its costs and expenses.

For the year ended December 31, 2011, the Company earned $229,085 pursuant to the Administration Services Agreement and as of December 31, 2011, $87,194 is owed by Wedge Alternatives, Inc. to the Company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company had net capital of $53,144, which was $48,144 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustments or disclosure in these financial statements.

WEDGE ALTERNATIVES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2011
Total member's equity		$ 142,075
Deductions		
Non-allowable assets:		
Receivable from affiliate	$ 87,194	
Income tax refund receivable	27,087	
Prepaid expenses	2,444	
		116,725
Tentative net capital		25,350
Add deferred income taxes payable		27,794
Net capital		$ 53,144
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 22,085
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 48,144
Percentage of aggregate indebtedness to net capital		41.56%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2011.

STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

WEDGE ALTERNATIVES LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

DECEMBER 31, 2011

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
Wedge Alternatives LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Wedge Alternatives LLC** (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 28, 2012